                           FULBRIGHT & JAWORSKI L.L.P.
                   A Registered Limited Liability Partnership
                          666 Fifth Avenue, 31st Floor
                          New York, New York 10103-3198
                                www.fulbright.com

STEVEN SUZZAN                                       DIRECT DIAL:  (212) 318-3092
PARTNER                                             TELEPHONE:    (212) 318-3000
SSUZZAN@FULBRIGHT.COM                               FACSIMILE:    (212) 318-3400

                                October 19, 2005

VIA EDGAR AND FEDERAL EXPRESS

Mr. H. Roger Schwall
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 7010
Washington, D.C.  20549-7010

     Re:    Randgold Resources Limited,
            Registration Statement on Form F-3/A filed on October 12, 2005
            File No. 333-127711

            Annual Report on Form 20-F/A for the year ended December 31, 2004 filed on October 12, 2005
            File No. 0-49888

Dear Mr. Schwall:

     On behalf of Randgold Resources Limited (the "Company"), we hereby submit to you Amendment No. 3 to the Company's above-referenced Registration Statement on Form F-3 (the "F-3 Amendment") and Amendment No. 3 to the Company's
above-referenced Annual Report on Form 20-F (the "20-F Amendment") reflecting changes made in response to the Staff's comment letter dated October 18, 2005.

     All responses to the comments set forth in this letter are submitted on behalf of the Company at its request. Set forth after each numbered paragraph, each of which corresponds to the numbered paragraphs of the October 18, 2005 comment letter, are the Company's responses to the Staff's comments.

Mr. H. Roger Schwall
October 19, 2005

AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM F-3

Indemnification of Directors and Officers, page II-1
----------------------------------------------------

1.   We note your disclosure that you are allowed to purchase and maintain insurance at your expense for the benefit of certain individuals or entities, including your auditor. Please tell us whether or not you have done so. We may have further comment.

     Response: The Company advises the Staff that its Articles of Association was amended in 2003 to eliminate the Company's ability to indemnify its auditors, and has amended the disclosure in Item 8 of Part II accordingly.
     In addition, the Company advises the Staff that it has never purchased or maintained insurance covering its auditors. The Company is also supplying to the Staff supplementally correspondence from Roger Williams, the
     Company's financial director, and PricewaterhouseCoopers LLP, to the Staff dated June 2002, addressing the auditor indemnification issue.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004

Financial Statements
--------------------

Note 2 - Significant Accounting Policies
----------------------------------------

Property, Plant and Equipment, page F-8
---------------------------------------

2.   We have reviewed your response to our prior comment numbers five, six, nine and ten. Please address each of the following in detail.

         Please provide a separate analysis to support your accounting for each of the following:

     o   Costs relating to the definition of mineralization in existing mineral properties

         Response: The Company acknowledges the Staff's comments and advises the staff on a supplemental basis as follows:

         Costs relating to the definition of mineralization in existing mineral properties refer to the direct expenditure (such as drilling costs)
         incurred to convert existing mineralization into proven and probable reserves and/or to enhance the Company's knowledge about existing reserves and mineralization to help in the formulation of the optimum mine plan. Under the Company's IFRS accounting policies, such costs are capitalized where it has a high degree of confidence that future economic benefits will flow to the entity.

         The Company believes that this policy is appropriate because costs should be capitalized under IFRS where it is "probable that future economic benefits will

Mr. H. Roger Schwall
October 19, 2005

         flow to the entity and the asset has a cost or value that can be measured reliably" (paragraph 89 of the IAS Framework for the
         Preparation and Presentation of Financial Statements).

         The Company's accounting policy does not mean that all exploration and evaluation costs relating to the definition of mineralization in existing properties are automatically capitalized. There could be circumstances where the Company does not have a high degree of confidence that an economic benefit will arise. The Company has explained below how it determines whether it has a high degree of confidence that a future economic benefit will flow from such expenditure.

     o   The expansion of the productive capacity of mineral properties which are already being mined

         Response: The Company acknowledges the Staff's comments and advises the staff on a supplemental basis as follows:

         Exploration and evaluation costs relating to the expansion of the productive capacity of an existing mineral property are incurred to expand the mineralization, with a view to generating additional future production. Under the Company's IFRS accounting policies, such costs are capitalized where it has a high degree of confidence that future economic benefits will flow to the entity.

         The Company believes that this policy is appropriate because costs should be capitalized under IFRS where it is "probable that future economic benefits will flow to the entity and the asset has a cost or value that can be measured reliably" (paragraph 89 of the IAS Framework for the Preparation and Presentation of Financial Statements).

         The Company's accounting policy does not mean that all exploration and evaluation costs relating to the expansion of the productive capacity of an existing mineral property are automatically capitalized. There could be circumstances where the Company does not have a high degree of confidence that an economic benefit will arise. The Company has explained below how it determines whether it has a high degree of confidence that a future economic benefit will flow from such expenditure.

         The Company also capitalizes the development costs incurred in expanding the productive capacity of an existing mineral property.

     o   We note no disclosure regarding your adoption of IFRS 6 in your filing.
         Please clarify whether or not you have adopted this standard. Refer also to paragraph 26 of IFRS 6. We may have further comments.

Mr. H. Roger Schwall
October 19, 2005

         IFRS 6: "Exploration and Evaluation of Mineral Resources" is applicable for annual periods beginning on or after 1 January 2006 and although the standard encourages earlier application, the Company advises the
         Staff that this standard has not yet been adopted. The Company made reference to IFRS 6 in its previous response letter to indicate that is acceptable in terms of the most current guidance to capitalise exploration costs under IFRS. The Company intends to adopt IFRS 6 from
         1 January 2006.

     o   Please explain why you believe this represents a change in accounting policy rather than a selection of a new accounting policy. Specifically address paragraphs 7 to 16 of IAS 8.

         Under IFRS, the Company develops and applies its accounting policies in line with paragraph 10 of IAS 8 which requires all policies to be
         "relevant" and "reliable". The Company concluded that the wording of its accounting policy on exploration and evaluation costs had to be amended in 2004 to take account of the new situation that arose during the year - namely, the decision to incur significant exploration and evaluation costs on the Loulo underground project where, for the reasons described below, the Company had a high degree of confidence at the outset that future economic benefits would flow to the entity. This change to the policy wording was considered appropriate under paragraph
         14(b) of IAS 8 on the grounds that it would provide "reliable and more relevant information".

         The Company specifically considered whether under IAS 8 this was a change in accounting policy or simply a "new event or condition that differed from those previously occurring" under paragraph 16. The expenditure on the Loulo underground project represented a new situation, in the sense that this was the first time that significant exploration and evaluation expenditure was being incurred where the
         Company had a high degree of confidence in the outcome. However, the
         Company had incurred exploration and evaluation expenditure in prior years and had already published an accounting policy for such expenditure. As a result, the Company concluded that it was appropriate to draw attention to the revised wording by disclosing it as a change of accounting policy.

         In deciding whether this was a change in accounting policy or a "new event or condition", the Company was mindful that:

     o   This decision did not affect the accounting treatment applied in the
         2004 accounts, given that there was no prior period effect; and

     o   It was important that the new policy be fully disclosed and explained.

Mr. H. Roger Schwall
October 19, 2005

     o   Please explain in detail, how you applied, determined thresholds for and defined the concepts, probable and degree of certainty. It continues to be unclear why the application of these concepts in the determination of whether or not an expenditure represents an asset results in a difference between IFRS and US GAAP. We note your conclusion that there is a difference between IFRS and US GAAP because you believe there is a requirement for a final feasibility study to be completed before exploration and evaluation assets can be capitalized.
         Note that US GAAP does not permit the capitalization of exploration or evaluation expenditures.

         The Company believes a "high degree of confidence" provides an appropriate threshold for determining whether exploration and evaluation expenditure should be capitalized and that in all such cases the future economic benefits are "probable". Appendix A to IFRS 3 defines "probable" as "more likely than not".

         The completion of a final feasibility study increases the Company's confidence about whether future economic benefits will be generated.
         However, the Company's IFRS accounting policy allows for the fact that in certain situations the Company will have sufficient confidence in the outcome of a project to justify capitalizing the costs before the final feasibility study has been completed. In the case of the Loulo underground project, the costs were capitalised after the Company had completed a pre-feasibility study. Having regard to the particular circumstances of this development, as explained more fully below, the
         Company believes that this pre-feasibility study provided sufficient comfort to conclude that a high degree of confidence was justified.
         This view was confirmed by the completion of a development study in
         2005 and the plan to proceed with the development of an underground mine was approved by the Company's Board of Directors in August 2005.
         The Company anticipates that construction of the underground mine will commence in 2006.

         The Company acknowledges that the definition of what constitutes an asset is similar under both US GAAP and IFRS. However, the Company has been advised that US GAAP is more restrictive regarding the treatment of exploration and evaluation expenditure because the SEC takes the view that expenditure cannot be capitalised under US GAAP unless a final feasibility study has been completed and hence proven and probable reserves have been established. A GAAP difference arises because for the purposes of establishing probability there is no such requirement to have a final feasibility study under IFRS. The Company believes that there will be some situations - such as the Loulo underground project - where, having regard to the particular circumstances, the Company has a high degree of confidence in the outcome before a final feasibility study has been completed.

Mr. H. Roger Schwall
October 19, 2005

         The Company's previous response to comment 5 referred to the capitalization of exploration and evaluation expenditure under US GAAP.
         The Company acknowledges that exploration and evaluation expenditure cannot be capitalized under US GAAP, on the basis that any such costs incurred after the final feasibility study are deemed to be development costs.

     o   Please explain in greater detail why you believe a high degree of confidence exist when defining mineralization on existing properties and also when expanding the productive capacity of a mineral property already in production.

         In general, when defining mineralization on an existing mineral property or in expanding the productive capacity of a mineral property already in production, a higher degree of confidence exists because:

         o     Knowledge of the types of geology and existing mineralization is already in existence

         o     Structures such as faults have already been investigated

         o     Knowledge of the metallurgy of the mineralization has already been obtained

         o     When already in production, information has been gained as to the efficacy of the mining method chosen and its associated costs

         o     The response of the ores to the processing plant has already been established and a history of working costs has been built up

         o     As there is already an existing infrastructure and processing plant the capital cost is much reduced

     o   Tell us the nature and level of the information, engineering data or other evidence that the company needs at the time the exploration and evaluation expenditures are made to determine that a particular cost should be capitalized.

         The information the Company requires to justify capitalizing exploration and evaluation expenditure will vary according to the circumstances of each project. In relation to greenfield exploration, for example, the Company will generally require a final feasibility study before any expenditure is capitalised. In relation to the Loulo underground project, however, the infrastructure was already being constructed for an open pit operation and the Company concluded that the completion of a pre-feasibility study was sufficient to justify the capitalization of the exploration and evaluation expenditure. Such studies are completed to a level of accuracy of +- 20-25% and, in relation to underground projects, include the following objectives:

Mr. H. Roger Schwall
October 19, 2005

         o     The preparation of preliminary or conceptual underground mining methods for the deposits based on the available geological and geotechnical information

         o     The siting and design of the underground layouts

         o     The determination of production rates from the underground operations

         o     The scheduling of underground development and mining operations

         o     The determination of mining capital and operating costs.

     o   Please tell us how you define the terms greenfield and brownfield.

         Greenfields exploration may be defined as "The process whereby broad target areas are selected on the basis of favourable geology and/or geophysics with little or no evidence of the target mineralization. It relies strongly on empirical models coupled to an understanding of the relevant tectonic settings, mineralizing processes, and effective use of geochemistry and geophysics to define specific targets within those areas".

         Brownfields exploration may be defined as "The exploration of areas of favorable geology extending from or adjacent to existing mines and mineral deposits to distances limited only by the economic transport of ore to an existing mill".

         Brownfields exploration is inherently lower risk than greenfields exploration because of its proximity to existing mines. Brownfields exploration can also be looked at as exploration "around existing mine locations" or exploration within "sight of another mine's headgear".
         Generally speaking the Company would consider brownfields exploration to take place in areas of similar geologic rock type, structure and mineralization to that already identified in the existing mine or mineral deposit. The Company would also consider that a break would exist in the already identified mineralization i.e. it is not continuous.

         Where the mineralization is continuous we define a 3rd type of exploration, which is better described as "extension drilling" rather than exploration as the presence of mineralization has already been demonstrated. This drilling takes place on the extensions to bodies of mineralization that have already been fully drilled out and a decision has already been taken (based on a bankable feasibility study) to put the property into production. The extensions to the "proven" orebody will have already been drilled to a density that allows us to determine the shape and orientation of the orebody. These extensions may be along strike or they may be down dip of the proven orebody. That these extensions haven't been fully drilled out may be due to a variety of reasons.

         Taking the case of the extension drilling carried out at Loulo, an economic analysis showed that a different mining method would be required to mine the

Mr. H. Roger Schwall
October 19, 2005

         down-dip extensions to the open-pittable orebody i.e. underground mining. The decision was therefore taken to commence open pit operations before the deeper extensions were drilled out to a level where a bankable feasibility study could be carried out on a possible underground mine to be developed. However, a pre-feasibility study showed the potential for an economic underground mine to be developed;
         the requirement was for infill drilling to a level where reserves could be established.

     o   Provide us with an analysis that compares and contrasts the type of information available, the assessment of probability of cash flow generation and the degree of certainty for each type of exploration, including but not limited to "greenfields', "brownfields", and "around existing mine locations.

         We may have further comments.

         The type of information available, the assessment of probability of cash flow generation and the degree of certainty will vary according to the particular circumstances of each project. However, the following table provides an indication of the "typical" situation for
         "greenfields" exploration, "brownfields" exploration and "extension drilling".

         ----------------------------------------------------------------------------------------------------------
                                    Type of information               Probability of         Degree of certainty
                                                                      cashflow generation    for exploration type
         ----------------------------------------------------------------------------------------------------------

         Greenfields exploration    Geophysical and geochemical       Low probability        Low
                                    surveys, pits and trenches,
                                    RAB, some RC and limited
                                    diamond drilling
         ----------------------------------------------------------------------------------------------------------
         Brownfields exploration    Mainly RC and diamond drilling    Probable               Medium
         ("around existing mine     with drill spacing to 100m apart
         locations")

         ----------------------------------------------------------------------------------------------------------
         Extension drilling         Diamond and RC drilling to        High probability       High
                                    spacings of 25-100 meters apart
         ----------------------------------------------------------------------------------------------------------

         Revenue Recognition, page F-13
         ------------------------------

3.   We have reviewed your response to prior comment number eight. Please expand your disclosure to indicate whether or not the subsequent adjustments as a result of differences between the estimate and the actual contained metal are significant. To the extent significant, disclose the amount of time between the initial estimate and the final adjustment and the amount of adjustment reported in each period. Additionally, explain why you believe it is appropriate to record the revenue at the time of the estimate, if you have a history of significant adjustments. For US GAAP refer to SAB Topic
     13.

Mr. H. Roger Schwall
October 19, 2005

         Response: The Company acknowledges the Staff's comment and has expanded its revenue recognition policy on page F-13 in response to the Staff's comment to clarify that differences between the estimate and the actual contained metal are insignificant. The Company further provides the
         Staff on a supplemental basis with the following information:

         RESULTS (OUR SHARE)               2004         2003          2002
                                           -------------------------------
         Refinery adjustment (ounces)      237          690           486
         Adjustment as a percentage of
         ounces sold                       0.1%         0.2%          0.1%

         Historically, these refinery adjustments did not exceed 0.2% of ounces sold and these adjustments are normally made within 3 days of recognizing the sale.

         Note 5 - Change in Accounting Policy, page F-14
         -----------------------------------------------

4.   Please explain why you regard around mine exploration costs associated with a contemplated underground extension of an existing ore body as an asset, when it appears your treatment of such costs relative to the associated open pit mine have consistently been regarded as expense. It also appears from your disclosure that exploration costs incurred in contemplation of extensions of the existing open pit, will continue to be expenses as incurred. Tell us why you believe these policies should be different when the nature, activities and the circumstances appear to be the same or similar.

         Response: The Company acknowledges the Staff's comments and points out that the same criteria for asset recognition apply equally to open pit and underground operations. No exploration costs were capitalised for the Loulo open pit operation as the Company did not have a high degree of confidence that the project would provide a future economic benefit until it had completed the final, bankable feasibility study. In this case, there was more uncertainty about the project's viability prior to the final feasibility study because the project required the establishment of all the mine infrastructure and plant. Nevertheless, should the situation now arise where exploration and evaluation expenditure is incurred to extend the open pit through the establishment of additional economic ounces, these costs will be capitalised if the Company has a high degree of confidence that the expenditure will generate future economic benefits. The Company does not believe, therefore. that the policies are in any way different.

Mr. H. Roger Schwall
October 19, 2005

     If you have any additional comments or questions, please feel free to contact the undersigned at (212) 318-3092, or Anthony Saur at (212) 318-3172.

                                                     Very truly yours,

                                                     Steven Suzzan

Enclosures

cc:      Kevin Stertzel
         Jill Davis
         George Schuler
         Jason Wynn
         Timothy Levenberg
         D. Mark Bristow